

August 16, 2012

Via E-mail
Mr. William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
Kemet Corporation
2835 Kemet Way
Simpsonville, South Carolina 20681

      Re: Kemet Corporation
             Form 10-K for the Fiscal Year Ended March 31, 2012
             Filed May 18, 2012
             File No. 1-15491

Dear Mr. Lowe:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March, 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 5. Acquisitions, page 101

1.   With respect to your purchase of Blue Powder in February of 2012, please tell us the terms of your obligation to pay a royalty to the former shareholders of Blue Powder. Discuss why you are accounting for the royalty payments as part of the consideration for the acquisition.

Note 15. Commitments and Contingencies, page 129

2.   With respect to your agreements to purchase 51% of the common stock of NT, please provide your analysis in determining to account for NT under the equity method. Please also discuss your accounting for the put options under the option agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan

Martin James
Senior Assistant Chief Accountant